Exhibit 99.2

DLocal Limited
Unaudited Consolidated Condensed Interim Financial Statements as of March 31, 2026 and For the Quarter ended March 31, 2026 and 2025

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Comprehensive Income
For the Quarter ended March 31, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Comprehensive Income

		Three months ended
	Notes	March 31, 2026	March 31, 2025
Continuing operations
Revenues	6	335,862	216,759
Cost of services	6	(217,178)	(131,880)
Gross profit		118,684	84,879

Technology and development expenses	7	(12,124)	(6,767)
Sales and marketing expenses	8	(9,919)	(7,135)
General and administrative expenses	8	(42,657)	(24,324)
Impairment (loss)/gain on financial assets	17	(780)	(386)
Other operating loss		(432)	(422)
Operating profit		52,772	45,845

Finance income	11	10,757	12,228
Finance costs	11	(5,598)	(5,259)
Inflation adjustment	11	(1,386)	(885)
Other results		3,773	6,084

Profit before income tax		56,545	51,929
Income tax expense	12	(14,609)	(5,262)
Profit for the period		41,936	46,667

Profit attributable to:
Owners of the Group		41,975	46,630
Non-controlling interest		(39)	37
Profit for the period		41,936	46,667

Earnings per share
Basic Earnings per share	14	0.14	0.16
Diluted Earnings per share	14	0.14	0.15

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		3,047	3,526
Other comprehensive income for the period, net of tax		3,047	3,526
Total comprehensive income for the period		44,983	50,193

Total comprehensive income for the period is attributable to:
Owners of the Group		45,022	50,174
Non-controlling interest		(39)	19
Total comprehensive income for the period		44,983	50,193
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

1

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Financial Position
As of March 31, 2026 and December 31, 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Financial Position

	Notes	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	15	815,605	719,897
Financial assets	16	97,995	99,089
Trade and other receivables	17	740,432	572,024
Derivative financial instruments	22	2,341	140
Other assets	18	20,871	29,607
Total current assets		1,677,244	1,420,757
Non-current assets
Trade and other receivables	17	26,664	25,982
Deferred tax assets		10,251	7,666
Property, plant and equipment		4,043	3,985
Right-of-use assets		2,807	2,995
Intangible assets	19	92,507	73,965
Goodwill	27	6,550	—
Other assets	18	5,701	5,614
Total non-current assets		148,523	120,207
TOTAL ASSETS		1,825,767	1,540,964

LIABILITIES
Current liabilities
Trade and other payables	20	1,116,490	854,436
Lease liabilities		1,003	1,076
Tax liabilities	21	39,778	21,500
Derivative financial instruments	22	567	1,567
Financial liabilities	23	106,944	86,898
Provisions	24	461	433
Total current liabilities		1,265,243	965,910
Non-current liabilities
Deferred tax liabilities		5,427	3,316
Lease liabilities		1,761	2,309
Total non-current liabilities		7,188	5,625
TOTAL LIABILITIES		1,272,431	971,535

EQUITY
Share capital	14	588	590
Share premium		7,097	7,097
Treasury shares		(10,122)	—
Capital reserve		48,899	42,641
Other reserves		(12,917)	(15,885)
Retained earnings		519,582	534,818
Total equity attributable to owners of the Group		553,127	569,261
Non-controlling interest		209	168
TOTAL EQUITY		553,336	569,429
TOTAL EQUITY AND LIABILITIES		1,825,767	1,540,964
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

2

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Changes in Equity
For the three-month period ended March 31, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Changes in Equity

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total equity
Balance as of January 1st, 2026		590	7,097	—	42,641	(15,885)	534,818	569,261	168	569,429
Comprehensive income for the period:
Profit for the period		—	—	—	—	—	41,975	41,975	(39)	41,936
Exchange difference on translation on foreign operations		—	—	—	—	2,968	—	2,968	80	3,048
Total comprehensive income for the period		—	—	—	—	2,968	41,975	44,943	41	44,984
Transactions with Group owners in their capacity as owners:
Share-options exercise	14	—	—	—	192	—	—	192	—	192
Share-based payments net of forfeitures	9	—	—	—	6,066	—	—	6,066	—	6,066
Dividends paid	1.2.c	—	—	—	—	—	(57,211)	(57,211)	—	(57,211)
Treasury shares	14	(2)	—	(10,122)	—	—	—	(10,124)	—	(10,124)
Transactions with Group owners in their capacity as owners		(2)	—	(10,122)	6,258	—	(57,211)	(61,077)	—	(61,077)
Balance as of March 31, 2026		588	7,097	(10,122)	48,899	(12,917)	519,582	553,127	209	553,336

Balance as of January 1st, 2025		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Comprehensive income for the period
Profit for the period		—	—	—	—	—	46,630	46,630	37	46,667
Exchange difference on translation on foreign operations		—	—	—	—	3,544	—	3,544	(18)	3,526
Total comprehensive income for the period		—	—	—	—	3,544	46,630	50,174	19	50,193
Transactions with Group owners in their capacity as owners
Share-options exercise	14	—	902	—	(902)	—	—	—	—	—
Share-based payments net of forfeitures	9	—	—	—	6,020	—	—	6,020	—	6,020
Transactions with Group owners in their capacity as owners		—	902	—	5,118	—	—	6,020	—	6,020
Balance as of March 31, 2025		570	187,671	(200,980)	38,556	(17,390)	536,654	545,081	119	545,200
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

3

DLocal Limited
Unaudited Consolidated Condensed Interim Statements of Cash Flows
For the three-month period ended March 31, 2026 and 2025
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

Cash Flows

	Notes	March 31, 2026	March 31, 2025
Cash flows from operating activities
Profit before income tax		56,545	51,929
Adjustments:
Interest income from financial instruments	11	(10,590)	(5,106)
Interest charges for lease liabilities	11	57	41
Other interests charges		7,512	883
Finance expense related to derivative financial instruments		700	414
Amortization of intangible assets	10	7,062	4,584
Depreciation and disposals of property, plant and equipment and right-of-use assets	10	653	703
Share-based payment expense, net of forfeitures	9	6,066	6,020
Net exchange differences		(2,616)	4,142
Fair value gain on financial assets at FVPL	11	(167)	(7,343)
Other operating loss		432	422
Net Impairment loss/(gain) on financial assets	17	780	386
Inflation adjustment and other financial results		2,862	6,083
		69,296	63,158
Changes in working capital
Increase in trade and other receivables		(170,302)	21,082
Decrease in other assets		(14,279)	1,025
Increase in trade and other payables		204,843	16,346
(Decrease) / Increase in tax liabilities		9,577	965
Increase in provisions		28	43
Cash generated from operating activities		99,163	102,619
Income tax paid		(6,382)	(7,208)
Net cash generated from operating activities		92,781	95,411

Cash flows from investing activities
Acquisitions of property, plant and equipment		(522)	(945)
Additions of intangible assets	19	(9,216)	(6,567)
Acquisitions of financial assets		(26,876)	(41,374)
Collections of financial assets		27,179	47,416
Interest collected from financial instruments		10,590	5,106
Cash acquired in a business combination	27	791	—
Payments for investments in other assets at FVPL	18	—	(10,000)
Net cash generated from investing activities		1,946	(6,364)

Cash flows from financing activities
Repurchase of shares	14	(10,122)	—
Share-options exercise received	14	192	—
Net proceeds from financial liabilities		25,353	5,790
Interest payments on financial liabilities		(5,306)	(2,166)
Interest payments on lease liability		(57)	(41)
Principal payments on lease liability		(748)	(663)
Finance expense paid related to derivative financial instruments		(3,901)	(3,132)
Other finance expense paid		(7,455)	(714)
Net cash used in financing activities		(2,044)	(926)

Net increase in cash flow		92,683	88,121

Cash and cash equivalents at the beginning of the period		719,897	425,172
Effects of exchange rate changes on inflation and cash and cash equivalents		3,025	(1,787)
Cash and cash equivalents at the end of the period		815,605	511,506

Non-cash transactions
Intangible asset and Goodwill acquired through a decrease in other assets at FVPL	15.1	23,742	—
The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

4

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Notes to Unaudited Consolidated Condensed Interim Financial Statements
1. General information and significant events of the period
1.1. General information
DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”). On April 14, 2021 the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.
The Group processes payment transactions, enabling merchants generally located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Condensed Interim Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.
The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These Unaudited Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries.
The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, where applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa. In December 2024, the Group achieved a significant advancement by obtaining a license in the United Kingdom as an Authorized Payment Institution (API), further enhancing its global regulatory framework.
In addition, the Group is subject to laws aimed at preventing money laundering, corruption, and the financing of terrorism. This regulatory landscape is constantly evolving, as evidenced by the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the Fourth Anti-Money Laundering Directive (MLD4).
1.2. Significant events during the period
a)Class action lawsuits
On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.
On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.
On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs had until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In an order dated June 9, 2025, the court dismissed the complaint in its entirety against the Individual Defendants for failure to effectuate service. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief was filed on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. The First Department heard oral argument on Plaintiffs’ appeal on March 25, 2026 and, on April 16, 2026, issued a unanimous Decision and Order affirming the lower court’s dismissal Order in full. The deadline for Plaintiffs to file any motion for leave to reargue and/or for permission to appeal to the New York Court of Appeals is May 18, 2026.

5

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and, on March 31, 2026, filed a notice of joinder in dLocal’s motion to dismiss.
Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.
•
b)Dividends
On May 13, 2026, the Company’s Board of Directors authorized and declared a cash dividend of an aggregate of US$57,211,274, equivalent to approximately US$0.1939 per share (subject to adjustment according to the number of shares outstanding as of the record date), to shareholders of record as of the close of the business day on May 27, 2026, to be paid on or about June 10, 2026.
2. Presentation and preparation of the Unaudited Consolidated Condensed Interim Financial Statements and significant accounting policies
2.1. Basis of preparation of Unaudited Consolidated Condensed Interim Financial Statements
These Unaudited Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2026, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.
These Unaudited Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”), except for the business combination and goodwill accounting policies adopted in this quarter as follows:
2.1.1 Business combination
Acquisitions of businesses are accounted for using acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair value of the assets transferred to the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:
•deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 - Income taxes and IAS 19 - Employee Benefits; and

6

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

•Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace shared-based payment arrangements of the acquiree are measured in accordance with IFRS 2 - Share-based Payment.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired business, and the fair value of the acquirer’s previously held equity interest in the acquired business (if any) over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired business and the fair value of the acquirer’s previously held equity interest in the acquired business (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Non-controlling interests that are present ownership interest and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquired business identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.
When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured as its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not quality as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 3 and IFRS 13, as appropriate, with the corresponding gain or loss being recognized in profit or loss.
When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
Arrangements that include remuneration of former owners of the acquiree for future services are excluded of the acquisitions and will be recognized as expense during the required service period.
2.1.2 Goodwill
Goodwill arising in a business combination is carried at cost as established at the acquisition date of the business less accumulated impairment losses, if any. For the purpose of impairment testing, goodwill is allocated to a unique cash generating unit (“CGU”).
Goodwill is not amortized and is reviewed for impairment at least annually or more frequently when there is an indication that the business may be impaired. If the recoverable amount of the business is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the business and then to the other assets of the business pro-rata on the basis of the carrying amount of each asset in the business. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in a subsequent period.
The Company has not recognized any impairment loss in the three-months period ended on March 31, 2026 and 2025.
The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Unaudited Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period, except in relation to the fair value measurements arising from the business combination completed during the period, as further described in Note 27. Business Combination.
All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

7

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

These Unaudited Consolidated Condensed Interim Financial Statements for the three months ended March 31, 2026 were authorized for issuance by dLocal’s Board of Directors on May 14, 2026.
2.2. New accounting pronouncements
The accounting policies adopted in the preparation of the Unaudited Consolidated Condensed Interim Financial statements are consistent with those followed in the preparation of the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2025.
IFRS 9 – Financial Instruments and IFRS 7 Financial Instruments: Disclosure (effective on January 1, 2026)
On May 30, 2024, the IASB issued target amendments to IFRS 9 and IFRS 7. The amendments intend to:
•Clarify the period of recognition and derecognition of some financial assets and liabilities, with new exception for some financial liabilities settled through electronic cash transfer;
•Provides further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets)/ and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVTOCI”).
The Group adopted these amendments on 1 January 2026. The adoption did not have a material impact on the Group’s financial statements.
2.3. Impact of IFRS Accounting Standards issued but not yet applied by the Group
The following new standards, amendments to standards and interpretation of IFRS issued by the IASB were not adopted since they are not effective for the issuance of the Unaudited Consolidated Condensed Interim Financial Statements. The Company is assessing the impact of the standards and plans to adopt these new standards, amendments, and interpretation, if applicable, when they become effective.
IFRS 18 - Presentation and disclosure in financial statements (effective on January 1, 2027)
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
The group is in the process of determining the impact on the group of applying IFRS 18, which will be followed by a transition plan to report our first IFRS 18-compliant interim financial statements for the period ending 31 March 2027 and annual financial statements for the period ending 31 December 2027. It is also expected that the cash flow statement will be impacted, because interest and dividends received and finance costs paid are required to each be presented in a single category.
The group currently presents an operating profit subtotal. The group is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. Furthermore, the new aggregation and disaggregation requirements will lead into changes to present the most useful structured summary.
The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
At each subsequent reporting period, the group will provide an update on the progress towards transition to IFRS 18.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures and amendment (effective on January 1, 2027)
Issued on May 9, 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

8

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency
Issued in November 2025, the IASB amended IAS 21 to clarify the translation requirements when an entity presents its financial statements in the currency of a hyperinflationary economy while its functional currency, or the functional currency of a foreign operation, is not hyperinflationary. The amendments provide guidance on how such financial statements should be translated in these circumstances.
The Group does not expect this amendment to have an impact on its operations or financial statements.
3. Accounting estimates and judgments
Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The accounting estimates and judgments adopted in these Unaudited Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and the corresponding interim reporting period, except in relation to the fair value measurements arising from the business combination completed during the period, as further described in Note 27. Business Combination.
4. Consolidation of subsidiaries
DLocal Limited is the Group parent and acts as a holding company for all subsidiaries. Its principal sources of revenue include dividends from subsidiaries and profit-sharing payments from subsidiary partnerships. dLocal’s main activity is the processing of cross-border and local payments, enabling international merchants to access end customers in emerging markets.
There were no changes since December 31, 2025 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these Unaudited Consolidated Condensed Interim Financial Statements. During the three-month period ended Mach 31, 2026, Dlocal Netherlands BV was incorporated in Netherlands, with a 100% ownership by the Group. The Group has determined that the incorporation of this subsidiary during 2026 do not constitute a business combination according to IFRS 3.
On February 27, 2026, the Company acquired 100% of the issued shares and obtained control of Mint Code Solutions S.A., Cameroon, refer to Note 27. Business Combination.
5. Segment reporting
The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) which is the group’s executive team represented by executive officers and directors. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.
The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue and Operating Profit as disclosed in the Statement of Comprehensive Income . Effective from January 1, 2026, operating profit is used as a performance measure by the Executive Team. Adjusted EBITDA and Adjusted EBITDA margin are no longer used as measures of segment performance.
The Group’s revenue, operating profit and assets for this one reportable segment can be determined by reference to the Unaudited Consolidated Condensed Interim Statement of Comprehensive Income and Unaudited Consolidated Condensed Interim Statement of Financial Position.
As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Group’s revenues.
Revenue breakdown by region and country
The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 60 countries, where its merchant customers operate.

9

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The following table presents the Group’s revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of total revenues.

	Three months ended
	March 31, 2026	March 31, 2025
LatAm	262,486	162,895
Brazil	57,834	34,419
Argentina	61,212	28,244
Mexico	55,680	36,711
Other countries	87,760	63,521
Non-LatAm (i)	73,376	53,863
Total	335,862	216,758
(i) Revenue generated in Egypt, which is included within the Non-LatAm region, represented more than 10% of the Group’s total revenue for the three-month period ended March 31, 2025, amounting to US$22,048.
During the three months ended March 31, 2026 and 2025, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. dLocal does not engage with or provide services directly to the end-users of its merchants.
Revenue with large customers
For the thee months ended March 31, 2026, the Group’s revenue from its top 10 merchants represented 62.24% of revenue (60% of revenue for the three months ended March 31, 2025). For the three months ended March 31, 2026 there is one merchant (two merchants for the three months ended March 31, 2025) that on an individual level accounted for more than 10% of the total revenue.
Non-current assets by country
The Company does not have any non-current assets located in the Cayman Islands.
Material non-current assets are the intangible assets described in Note 19. Intangible Assets.
6. Revenues and Cost of Services
(a)Revenue and Gross profit description
dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.
The breakdown of revenue from contracts with customers per type of service is as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Transaction revenues (i)	320,776	214,301
Other revenues (ii)	15,086	2,458
Revenues from payment processing	335,862	216,759
Cost of services	(217,178)	(131,880)
Gross profit	118,684	84,879
(i)Transaction revenues consist of processing, foreign exchange, advancements, installment , chargebacks, refunds and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed.
(ii)Other revenues are comprised mainly of fees related to transactional taxes, minimum monthly fees, transfer fees and initial setup fees. Other revenues are recognized at a point in time when the performance obligation is satisfied.

10

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(b)Revenue recognized at a point in time and over time
Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the three months ended March 31, 2026 and 2025.
(c)Cost of services
Cost of services are composed of the following:

	Three months ended
	March 31, 2026	March 31, 2025
Processing costs (i)	206,848	124,329
Hosting expenses (ii)	3,024	2,559
Amortization of intangible assets (iii)	6,121	4,060
Salaries and wages (iv)	1,185	932
Total	217,178	131,880
(i)Include fees financial institutions (e.g., banks, local acquirers, or payment method providers) charge the Group, typically as a percentage of the transaction value (but in certain cases, as a fixed fee such as in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to effect of hedging results see Note 22. Derivative financial instruments.
(ii)Expenses related to hosting services for the Group’s payment platform.
(iii)Represents the amortization of capitalized internally-generated software (i.e., dLocal’ s payment platform). For further detail refer to Note 19. Intangible Assets.
(iv)Consists of salaries and wages of employees and contractors directly involved in our day-to-day operations. For further detail refer to Note 9. Employee Benefits.
7. Technology and development expenses
Technology and development expenses consist of the following:

	Three months ended
	March 31, 2026	March 31, 2025
Salaries and wages (i)	6,625	3,241
Software licenses (ii)	1,896	1,475
Infrastructure expenses (iii)	1,567	995
Information and technology security expenses (iv)	750	250
Other technology expenses	1,286	806
Total	12,124	6,767
(i)Consists primarily of compensation of full-time equivalents, or FTEs, engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(ii)Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)Represents costs incurred to monitor the security of our network and platform.
8. Sales and marketing expenses and General and administrative expenses
Sales and marketing expenses and General and administrative expenses are comprised of the following:

	Three months ended
Sales and marketing expenses	March 31, 2026	March 31, 2025
Salaries and wages (i)	7,780	5,681
Marketing expenses (ii)	2,139	1,454
Total	9,919	7,135

11

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

General and administrative expenses	March 31, 2026	March 31, 2025
Salaries and wages (iii)	21,056	14,347
Third-party services (iv)	7,809	4,774
Other operating expenses (v)	13,792	5,203
Total	42,657	24,324
(i)Represents salaries and wages related to FTE’s in the Group’s sales and marketing department. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(ii)Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.
(iii)Represents salaries and wages related to administrative FTE’s. For further detail on total salaries and wages refer to Note 9. Employee Benefits.
(iv)Includes advisors’ fees, legal fees, auditors’ fees and human resources’ fees.
(v)Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.
During the  three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9.699  corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5.296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4.403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period.
9. Employee benefits
Employee benefits costs are comprised of the following:

	Three months ended
	March 31, 2026	March 31, 2025
Salaries, wages and contractor fees (i)	39,796	24,533
Share-based payments (ii)	6,066	6,020
Total	45,862	30,553
(i)Salaries, wages and contractor fees include social security costs and annual bonuses. This line also includes US$9,216 for the three months ended March 31, 2026 (US$6,352 for the three months ended March 31, 2025) related to capitalized salaries and wages.
(ii)Represents compensation expenses from share-based arrangements settled in the Group’s common shares. For further information refer to Note 13. Share-based payments.
10. Amortization and depreciation
Amortization and depreciation expenses are composed of the following:

	Three months ended
	March 31, 2026	March 31, 2025
Amortization of intangible assets	7,062	4,584
Amortization of right-of-use assets	189	163
Depreciation of property, plant & equipment	464	315
Total	7,715	5,062
For further information related to amortization of intangible assets refer to Note 19. Intangible Assets.

12

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

11. Other results
Other results is composed of the following categories:

	Three months ended
	March 31, 2026	March 31, 2025
Interest income from financial instruments (i)	10,590	5,106
Fair value gains of financial assets at FVPL (i)	167	7,122
Finance income	10,757	12,228

	March 31, 2026	March 31, 2025
Finance expense related to derivative financial instruments (ii)	(700)	(414)
Other finance expenses (iii)	(4,841)	(4,804)
Interest charges for lease liabilities (iv)	(57)	(41)
Finance costs	(5,598)	(5,259)
Inflation adjustment (v)	(1,386)	(885)
Total	3,773	6,084

(i)Includes interest income from short-term liquid financial instruments and financial assets at amortized cost, and fair value gains and losses from financial assets measured at fair value through profit and loss. For further detail refer to Note 16. Financial assets.
(ii)Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance costs. For further information refer to Note 22. Derivative financial instruments.
(iii)Mainly represented by net effects of foreign exchange results in subsidiaries, mainly due to the devaluation of the local currencies against the U.S. dollar, and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, and the fair value losses of other assets.
(iv)Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)As required by IAS 29, Group’s Argentina and Ghana subsidiaries were considered hyperinflationary economies, due to the materiality, only the financial statements of the Group’s Argentina subsidiaries were restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the three months ended March 31, 2026 and 2025.
12. Income tax
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the three months ended March 31, 2026 is 26.1%, compared to 10.1% for the three months ended March 31, 2025. The effective income tax rate increase is explained by: (i) an increase in the results of subsidiaries located in countries where the income tax rate is higher; and (ii) the recognition of income tax expense related to adjustments on certain tax assessments for prior years, resulting in an income tax impact of US$5,296
The income tax charge recognized in profit and loss is the following:

	Three months ended
Current income tax	March 31, 2026	March 31, 2025
Current income tax on profits for the period	(15,083)	(5,359)
Total current income tax expense (i)	(15,083)	(5,359)

Deferred income tax	March 31, 2026	March 31, 2025
(Decrease)/increase in deferred income tax assets	2,585	101
(Increase)/decrease in deferred income tax liabilities	(2,111)	(4)
Total deferred income tax (expense)/benefit	474	97
Income tax expense	(14,609)	(5,262)

(i) Includes US$5.296 related to income tax (and related interest) as mentioned in the Note 8. Sales and marketing expenses and General and administrative expenses, footnote (v).

13

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

13. Share-based payments
During the three months ended March 31, 2026, the Group granted new restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.
Set out below are summaries of restricted share units and share options granted under the plan:

	March 31, 2026		December 31, 2025
	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs	Average exercise price (U.S. Dollars)	Number of options and RSUs and PSUs
At the beginning of the period	3.73	7,641,161	5.32	7,507,841
Granted during the period	0.002	43,501	0.002	1,905,684
Exercised during the period	0.002	(74,332)	6.89	(1,299,314)
Forfeited during the period	0.002	(30,538)	13.18	(473,050)
At the end of the period	3.76	7,579,792	3.73	7,641,161
Vested and exercisable at the end of the period	8.33	1,931,603	7.84	1,652,474
No options expired during the periods covered by the above table.
As of March 31, 2026, the Group has 180,000 Performance Share Units (“PSUs”), 5,547,932 Restricted Stock Units (RSUs), and 1,851,860 Stock Options outstanding.
For the three months ended March 31, 2026, total compensation expense of the plans was US$6,066 (for the three months ended March 31, 2025 US$6,020) as presented in Note 9. Employee Benefits.
14. Capital management
(a)Share capital
At the date of this interim report, the total authorized share capital of the Group was US$3,000,000 divided into 1,500,000,000 shares par value US$0.002 each, of which:
•1,000,000,000 shares are designated as Class A common shares (“Class A Common Shares”); and
•250,000,000 shares are designated as Class B common shares (“Class B Common Shares”).
The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.
The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

14

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	March 31, 2026		March 31, 2025
	Amount	US$	Amount	US$
Issued and fully paid up shares of US$0.002 each
Class A common shares	178,035,757	356	151,475,780	302
Class B common shares	116,233,376	232	134,054,192	268
	294,269,133	588	285,529,972	570
Share capital evolution
Share capital as of January 1	294,931,956	590	285,475,136	570
i) Issue of common shares at US$0.002	139,084	—	54,836	—
ii) Repurchase of shares	(801,907)	(2)	—	—
Share capital as of March 31	294,269,133	588	285,529,972	570
(b)Share Premium
For the three months ended March 31, 2026 and 2025, dLocal issued 139,084 and 54,836 new Class A Common Shares receiving total proceeds of US$192 and US$0.01, respectively, related to the vesting of restricted stock units and the exercise of share-options.
(c) Treasury Shares
On March 13, 2026, the Company's Board of Directors authorized a new share repurchase program to purchase up to US$300 million of Class A common shares, expiring at the earliest of March 19, 2027 or upon reaching the US$300 million repurchase limit.
As of March 31, 2026, the Company has repurchased 801,907 shares at an average price of US$12.60 per share, amounting to a total consideration of of US$10,124. The repurchased shares are held as treasury shares and are accounted for at cost.

15

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(d) Capital reserve
The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 13. Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2025. As of March 31, 2026, the movement in the Capital reserve was US$6,258 which is comprised of US$6,066 increase related to share-based expenses and US$192 decrease related to exercise and vesting of shares per the share-based plan.
(e) Other Reserves
The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.
(f) Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the three months period ended of March 31:

	Three months ended
	March 31, 2026	March 31, 2025
Profit attributable to common shareholders (U.S. Dollars)	41,974,548	46,630,331
Weighted average number of common shares	290,998,897	285,528,671
Adjustments for calculation of diluted earnings per share (1)	7,455,439	15,355,624
Weighted average number of common shares for calculating diluted earnings per share	298,454,336	300,884,295
Basic earnings per share	0.14	0.16
Diluted earnings per share	0.14	0.15
(1)For the three months ended March 31, 2026, the adjustment corresponds to the dilutive effect of 7,455,439 average shares related to share-based payment plans with employees. For the three months ended March 31, 2025, the adjustment corresponds to: i) 8,161,828 average shares related to share-based payment warrants; and ii) 7,245,096 average shares related to share-based payment plans with employees.
15. Cash and cash equivalents
Cash and cash equivalents breakdown is presented below:

	March 31, 2026	December 31, 2025
Corporate cash and cash equivalents	451,815	424,498
Merchant cash and cash equivalents (i)	363,790	295,399
Total	815,605	719,897
As of March 31, 2026, US$815,605 (US$719,897 on December 31, 2025) represents cash on hand, demand deposits and other short-term liquid financial instruments.
(i)Merchant cash and cash equivalents includes freely available funds which belong to the merchants or their customers but are held by the Company.

15.1 Non-cash transactions
The following table shows a detail of significant non-cash transactions occurred in the three-period ended on March 31, 2026:

16

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

	March 31, 2026	December 31, 2025
Intangible asset and Goodwill acquired through a decrease in other assets at FVPL (i)	23,742	—
(i) Refer to note 27. Business Combination

17

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

16. Financial assets
(a)Classification of financial assets
Financial assets include the following:
Financial assets at Fair Value through Profit or Loss:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	March 31, 2026 (i)	December 31, 2025 (i)
Argentina Treasury Notes	D16E6		Jan-26	0.0%	Dollar linked	—	9,139
Brazil Money Market	LFT	*	Apr-25	Selic + 0.08%	—	—	1,757
						—	10,896
*Stabilization Reference Coefficient adjusted by inflation
Financial assets at Amortized Cost:

Instrument	Reference	Maturity date	Interest rate (%)	Linked with	March 31, 2026(i)	December 31, 2025(i)
US Treasury Bonds	US912797RU32	Feb-26	0.0%	—	—	16,759
US Treasury Bonds	US912797QN08	May-26	3.4%	—	48,131	48,244
US Treasury Bonds	US912797QX89	Jun-26	3.2%	—	7,618	7,563
US Treasury Bonds	US912797RF64	Jul-26	3.2%	—	7,613	7,563
US Treasury Bonds	US912797SW88	May-26	3.2%	—	7,618	7,563
US Treasury Bonds	US912797RG48	Aug-26	3.29%	—	5,653	—
US Treasury Bonds	US912797TE71	Jun-26	3.3%	—	4,779	—
US Treasury Bonds	US912797TF47	Jul-26	3.3%	—	4,778	—
US Treasury Bonds	US912797TP29	Jul-26	3.3%	—	5,653	—
US Treasury Bonds	US912797TQ02	Jul-26	3.3%	—	5,652	—
Banco Diners	C049001	Nov-26	5.7%	—	500	501
					97,995	88,193
					97,995	99,089
(i) As of March 31, 2026 and December 31, 2025, certain financial assets with a carrying amount of US$77,059 and US$74,478, respectively, were held as security for the borrowings detailed in Note 23. Financial liabilities.

(b)Amounts recognized in profit or loss
Information about the Group’s impact on profit or loss of bonds is discussed in Note 11. Other Results
(c)Risk exposure and fair value measurements
The Group’s financial assets at fair value through profit or loss consist of Argentina Treasury Notes and Bonds that are listed on the Argentinean Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10% increase in the listed prices at the reporting date on profit or loss would have been an increase of US$9,294 after tax. An equal change in the opposite direction would have decreased profit or loss by US$9,294 after tax.

18

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

17. Trade and other receivables
Trade and other receivables of the Group are composed of the following:

Current	March 31, 2026	December 31, 2025
Trade receivables	646,760	521,736
Loss allowance	(1,636)	(856)
Trade receivables net	645,124	520,880
Advances and other receivables	95,308	51,144
Total Current Trade and other receivables	740,432	572,024

Non-current
Advances and other receivables	26,664	25,982
Total Non-current Trade and other receivables	26,664	25,982
Trade receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and collection entities for services performed that will be collected in less than one year. As a result, they are classified as current. All Trade and other receivables have been assigned a “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.
Advances and other receivables include payments made in advance as well as tax credits.
Loss allowance and impairment losses
The following table presents the evolution of the loss allowance:

	March 31, 2026	March 31, 2025
As of January 1	(856)	(148)
(Increase)/decrease in loss allowance for trade receivables	(2,214)	(386)
Write-off	1,434	12
As of March 31	(1,636)	(522)
Net impairment (loss)/gain for trade receivables	(780)	(386)
For purposes of initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.
To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.
The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.3% for the three months ended March 31, 2026 (0.3% in the three months ended March 31, 2025).

19

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

18. Other assets
Other assets are composed of the following:

Current	March 31, 2026	December 31, 2025
Money held in escrow and guarantees due to: (i)	20,808	5,081
– Banks and regulatory requirements (ii)	19,620	3,646
– Processors and others requirements	1,181	1,427
– Credit card requirements	7	8
Rental guarantees	2	14
Other financial asset measured at FVPL (iii)	61	24,512
Total Current Other assets	20,871	29,607
Non current
Other financial asset measured at FVPL (iv)	5,701	5,614
Total Non-current Other assets	5,701	5,614
(i)Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. It also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.
(ii)As of March 31, 2026, this balance mainly relates to restricted cash subject to regulatory requirements in Egypt and Morocco.
(iii)In December 2024 and June 2025, dLocal entered into short-term credit facility agreements with Aza Finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, as a working capital facility at 7% and 15% annual interest rates. These agreements encompassed a call option (the "Call Option") that granted dLocal the right to acquire designated entities or groups of assets from the borrower group.On January 6, 2026, the Company exercised the Call Option, and On February 27, 2026, acquired and obtained control as disclosed in Note 27. Business Combination.
(iv)The financial asset measured at FVPL relates to amounts contractually due from a third-party payment processor. During 2025, the Company reassessed the recoverable amount of this asset and recognized a fair value adjustment in financial results. As of March 31, 2026, the carrying amount totaled US$5,701 (US$5,614 as of December 31, 2025). The Company has formally initiated a legal claim against the third-party payment processor. While the legal proceedings are ongoing, dLocal continues to monitor developments and assess the recoverability of the remaining balance in accordance with the accounting policies and applicable accounting standards. The Company, together with its external legal counsel, continues to believe that it has good prospects of recovering the total amounts, including the written off (see Note 17. Trade and other receivables) and that this matter should not result in any material additional loss to the Company.
19. Intangible assets
Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	March 31, 2026				December 31, 2025
At January 1,	Internally generated software	Acquired intangible assets	Acquired in a business combination (ii)	Total	Internally generated software	Acquired intangible assets	Total
Cost	94,520	41,273	—	135,793	60,255	41,034	101,289
Accumulated amortization	(50,883)	(10,945)	—	(61,828)	(30,096)	(7,875)	(37,971)
Opening book value as of January 1	43,637	30,328	—	73,965	30,159	33,159	63,318
Additions (i)	9,216	—	16,388	25,604	34,265	239	34,504
Amortization of the year	-5,622	-1,440		(7,062)	(20,787)	(3,070)	(23,857)
Total as of period end	47,231	28,888	16,388	92,507	43,637	30,328	73,965

Cost	103,736	41,273	16,388	161,397	94,520	41,273	135,793
Accumulated amortization	(56,505)	(12,385)	—	(68,890)	(50,883)	(10,945)	(61,828)
(i)    The additions of internally generated software for the three months ended March 31, 2026 include US$5,622 related to capitalized salaries and wages (US$6,352 as of March 31, 2025).
(ii) Acquired in business combinations relates to identifiable intangible assets recognized in connection with business combinations, as further described in Note 27. Business Combination.

20

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

As of March 31, 2026, and December 31, 2025 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.
20. Trade and other payables
Trade and other payables are composed of the following:

	March 31, 2026	December 31, 2025
Trade payables	1,004,257	812,895
Accrued liabilities	3,352	3,418
Other payables	108,881	38,123
Total	1,116,490	854,436
Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.
Trade payables correspond to liabilities with Merchants, either related to pay-in transactions processed or pay-out pending at their request. Accrued liabilities mainly correspond to obligations with legal and tax advisors, as well as auditors. Other payables include general administrative expenses and other obligations.
21. Tax liabilities
The tax liabilities breakdown is as follows:

	March 31, 2026	December 31, 2025
Income tax payable	35,122	18,116
Other tax liabilities	4,656	3,384
Income tax perception	2,197	1,505
Digital services withholding VAT	2,459	1,879
Total	39,778	21,500

22. Derivative financial instruments
Derivative financial instruments: forward agreements
The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated statement of financial position at fair value and the impacts are recognized on profit or loss, as shown on the tables below.
The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

21

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of March 31, 2026	Outstanding balance as of At March 31, 2026 - Derivative financial assets / (liabilities)	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Futures Contract	5,650	1	5,698	21
US Dollar	Forward	37,041	1	—	—
Buy US$
Indian Rupee	Non-delivery forwards	5,000	69	3,475	16
United Arab Emirates Dirham	Forward	900	—	900	—
Argentine Peso	Futures Contract	—	—	4,300	11
Peso filipino	Non-delivery forwards	8,000	151	4,500	4
Mexican Peso	Forward	5,543	—	—	—
Baht tailandés	Forward	4,928	135	—	—
Moroccan Dirham	Forward	10,317	31	—	—
Southafrican Rand	Forward	5,298	318	—	—
Mexican Peso	Futures Contract	11,100	9	—	—
Egyptian Pound	Non-delivery forwards	11,546	1,305	—	—
Nigerian Naira	Non-delivery forwards	9,730	91	—	—
Vietnamese Dong	Non-delivery forwards	6,907	53	—	—
West African CFA franc	Non-delivery forwards	4,147	3	—	—
Sell EUR
US Dollar	Forward	—	—	(15,294)	3
Sell US$
Brazilian Real	Non-delivery forwards	(16,001)	148	(10,961)	85
Saudi Riyal	Forward	(2,257)	—	—	—
Nigerian Naira	Non-delivery forwards	(3,500)	9	—	—
West African CFA franc	Non-delivery forwards	(2,579)	17	—	—
Total			2,341		140

22

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Transaction	Type Contract	Notional amount in US$ as of March 31, 2026	Outstanding balance as of At March 31, 2026 - Derivative financial assets / (liabilities)	Notional amount in US$ as of December 31, 2025	Outstanding balance as of December 31, 2025 - Derivative financial assets / (liabilities)
Liabilities
Buy EUR
US Dollar	Forward	—	—	31,874	(45)
Buy US$
Chilean Peso	Forward	10,895	(42)	27,128	(198)
South African Rand	Forward	—	—	5,064	(27)
Saudi Riyal	Forward	2,256	(1)	4,504	(5)
Moroccan Dirham	Forward	—	—	8,740	(167)
Mexican Peso	Forward	—	—	5,407	(132)
Turkish Lira	Forward	4,492	(42)	1,533	(31)
Thai Baht	Forward	—	—	2,887	(8)
Mexican Peso	Futures Contract	—	—	10,864	(176)
Brazilian Reais	Non-delivery forwards	23,001	(334)	7,929	(142)
Vietnamese Dong	Non-delivery forwards	—	—	5,000	(48)
Nigerian Naira	Non-delivery forwards	—	—	4,759	(179)
Egyptian Pound	Non-delivery forwards	—	—	12,908	(379)
Pakistani Rupee	Non-delivery forwards	4,193	(9)	4,193	(30)
Argentine Peso	Futures Contract	1,100	—	—	—
Sell US$
Peso filipino	Non-delivery forwards	(2,000)	(91)	—	—
Sell EUR
US Dollar	Forward	(16,130)	(48)	—	—

Total			(567)		(1,567)

	Three months ended
	March 31, 2026	March 31, 2025
Net gain/(loss) on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)	2,229	(2,373)
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)	(700)	(414)
(i) Classification of derivatives
Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.
23. Financial liabilities
The financial liabilities breakdown is as follows:

23

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

	March 31, 2026	December 31, 2025
Borrowings (i)	103,503	86,713
Bank overdraft (ii)	3,441	185
Total Financial liabilities (iii)	106,944	86,898
(i)As of March 31, 2026 and December 31, 2025, the Group entered into borrowing agreements and, as of as of December 30, 2025,, issued promissory notes denominated in Argentinean Pesos (AR$) with a financial institution in Argentina. The borrowing is agreed on a daily basis and pays an annual interest rate with reference to BADLAR, which represents the average interest rate on time deposits in Argentinean pesos published by the Central Bank of Argentina. The promissory notes have short-term maturities and interest at an annual rate referenced to TAMAR, the average lending rate in Argentine pesos published by the Central Bank of Argentina. The borrowings cost as of March 31, 2026 amounts to US$4,841 recognized in processing cost as merchant advances finance cost (see Note 11. Other results). As part of this financing, as of March 31, 2026 and December 31, 2025, certain financial assets for a carrying amount of US$77,059 and US$74,478, respectively, were held as security of this borrowing (see Note 16. Financial assets for additional information).
(ii)As of March 31, 2026, the Group recognized an overdraft balance at dLocal Argentina related to a credit line agreement with Banco Industrial. This overdraft facility is a short-term liability with an annual interest rate referenced to TAMAR + 900bs As of December 31, 2025, the Group recognized an overdraft balance at dLocal Chile related to a credit line agreement with Itaú Chile
(iii)Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.
24. Provisions
(a) Current or potential proceedings for labor provisions and civil claims
The Group has been associated with civil and labor lawsuits that present risk of potential loss. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.
As of March 31, 2026, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is US$461. This amount includes provisions for labor contractor claims and civil claims.
(b) Movements in current or potential proceedings
Movements in current or potential proceedings are set out below:

	March 31, 2026	December 31, 2025
Carrying amount as of January 1	433	500
Reversal	—	(180)
Interest charges	—	4
Additions	28	109
Carrying amount as of March 31	461	433
(c) Other legal matters
(a)Class action lawsuits
On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.
On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

24

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs had until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In an order dated June 9, 2025, the court dismissed the complaint in its entirety against the Individual Defendants for failure to effectuate service. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief was filed on January 9, 2026, and Plaintiffs submitted a reply brief on February 13, 2026. The First Department heard oral argument on Plaintiffs’ appeal on March 25, 2026 and, on April 16, 2026, issued a unanimous Decision and Order affirming the lower court’s dismissal Order in full. The deadline for Plaintiffs to file any motion for leave to reargue and/or for permission to appeal to the New York Court of Appeals is May 18, 2026.
The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants. On February 10, 2026, the court granted at Lead Plaintiff’s request an extension of time until April 15, 2026 to effectuate international service of process on such individual defendants. Those individual defendants received international service of process in approximately early March 2026 and, on March 31, 2026, filed a notice of joinder in dLocal’s motion to dismiss.
Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.
(b)Developments in Argentina
As described in note 1.2. b) to these Unaudited Consolidated Interim Financial Statements, in 2023, certain administrative and judicial inquiries were initiated concerning the Company’s Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with the Company’s legal advisors, the management believes that the subsidiary’s activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2026 regarding these matters.
25. Related parties
(a) Related Parties Transactions
In June 2023, Dlocal Argentina S.A. entered into a loan agreement with DLocal Group for a total amount of US$100,000, which currently matures in December 2025. In August 2024, Dlocal Argentina partially repaid the intra-group loan by transferring approximately US$69,100 worth of Argentine government bonds to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made a repayment of US$5,000, and in May 2025 an additional repayment of US$23,266. In September 2025, DLocal Group made a final repayment of US$11,639, thereby fully settling the outstanding balance. The primary impact on the Unaudited Consolidated Condensed Interim Financial Statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11. Other Results.

25

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

(b) Key Management compensation
The Group’s Executive Team and Director compensation was as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Short-term employee benefits – Salaries and wages	1,649	4,386
Long-term employee benefits – Share-based payment	3,703	1,212
	5,352	5,598
(c) Transactions with other related parties
The following transactions occurred with related parties:

	Three months ended
	March 31, 2026	March 31, 2025
Transactions with merchants – Revenues	1,725	182
Transactions with collection entities – Costs	(10,989)	(2,230)
Transactions with other related parties – Financial expenses (item (a)) (1)	—	(1,394)
(1)   Foreign exchange losses not eliminated on the Unaudited Consolidated Condensed Interim Financial Statements, refer to note 11.
(d) Outstanding balances arising from transactions with other related parties
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2026	December 31, 2025
Balances with merchants – trade payables	(726)	(1,738)
Balances with collection entities – Trade payables	(65)	(65)
Balances with collection entities – Trade receivables	17,492	12,012
Balances with collection entities – Advances and other receivables	36,129	12,081
All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.
26. Fair value hierarchy
The following tables show financial instruments recognized at fair value for the period ended March 31, 2026 and December 31, 2025, analyzed between those whose fair value is based on:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

26

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

The table also includes financial instruments measured at amortized cost. The Group determined that the book value of such instruments approximates their fair value.

March 31, 2026	FVPL	Amortized cost	Total	Level 1		Level 2
Assets
Cash and cash equivalents	—	815,605	815,605	—		—
Cash and demand deposit	—	757,998	757,998	—		—
Money market fund and others	57,607	—	57,607	57,607		—
Financial assets	—	97,995	97,995	—	—	—
Other assets	5,762	20,810	26,572	—		5,762
Trade and other receivables	—	767,096	767,096	—	—	—
Derivative financial instruments (1)	2,341	—	2,341	—		2,341
	65,710	2,459,504	2,525,214	57,607		8,103

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and cash equivalents	53,670	666,227	719,897	53,670	—
Cash and demand deposit	—	666,227	666,227	—	—
Money market fund and others	53,670	—	53,670	53,670	—
Financial assets	10,896	88,193	99,089	10,896	—
Other assets	30,126	5,095	35,221	—	30,126
Trade and other receivables	—	598,006	598,006	—	—
Derivative financial instruments (1)	140	—	140	—	140
	94,832	1,357,521	1,452,353	64,566	30,266

March 31, 2026	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(1,116,490)	(1,116,490)	—	—
Derivative financial instruments (1)	(567)	—	(567)	—	(567)
Financial liabilities	—	(106,944)	(106,944)	—	—
Lease liabilities	—	(2,763)	(2,763)	—	—
	(567)	(1,226,197)	(1,226,764)	—	(567)

December 31, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(854,436)	(854,436)	—	—
Derivative financial instruments (1)	(1,567)	—	(1,567)	—	(1,567)
Financial liabilities	—	(86,898)	(86,898)	—	—
Lease liabilities	—	(3,385)	(3,385)	—	—
	(1,567)	(944,719)	(946,286)	—	(1,567)
(1)The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.
There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended March 31, 2026 and December 31, 2025, the Group did not recognize any financial assets under level 3.

27

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

27. Business Combination
Background
On January 06, 2026, the Group exercised a call option originally entered on November 27, 2024. On February 27, 2026 (“Acquisition date”), all the precedent conditions, including all the regulatory approvals were obtained and the Group obtained control over Mint Code Solutions Cameroon (“Mint Code”) and the following assets pertaining to NeWurth S.A. (“NeWurth”), a Luxembourg-incorporated African fintech company operating under the brand “AZA Finance,” which provides fiat-to-fiat cross-border payment, treasury and FX services across the South African region (“The transaction”) :
•100% of issued share capital of Mint Code Solutions S.A., Cameroon (“Mint Code”) and Mint Code License;
•NeWurth’s intellectual property; and
•Customer relationships.
The acquisition was undertaken to enhance the Group’s cross-border payment capabilities and accelerate its strategic expansion across key African markets.
The Transaction was accounted for as a business combination in accordance with IFRS 3 Business Combinations, refer to the Group’s accounting policy in note 2.1.1 Business combination.
a) Consideration transferred
The total consideration transferred of US$23,742 was settled entirely through the extinguishment of NeWurth’s obligations under the Group’s credit facility agreements. No cash was paid to NeWurth. The consideration is comprised as follows:

Description	February 27, 2026
Outstanding credit facility principal amount as of acquisition date	22,285
Accrued and unpaid interest in the credit facility agreements	1,957
Trade payable Newurth’s subsidiary offset	(500)
Total consideration transferred	23,742
Pursuant to the Framework Agreement executed on 6 January 2026, the total outstanding credit facility and accrued interest under the facility agreements were irrevocably waived, released and discharged as full payment for the call option consideration. The total outstanding amount of US$24,242 was reduced by US$500 representing a trade payable owed by the Group to NeWurth’s subsidiary, which was offset against the total outstanding credit facility agreements, resulting in a net consideration of US$23,742.
b) Recognized amounts of identifiable assets acquired and liabilities assumed
The fair values of identifiable assets acquired, and liabilities assumed at the acquisition are as follows:

28

DLocal Limited
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
At March 31, 2026
(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

Description	February 27, 2026
Intangible assets:
Customer relationships	14,220
Intellectual property	2,048
Mint code License	120
Total intangible assets	16,388
Other net identifiable assets:
Cash and cash equivalents	791
Prepaid expenses	22
Other current liabilities	(9)
Total other net identifiable assets	804
Total net identifiable assets	17,192
Goodwill (i)	6,550
Total consideration transferred	23,742
(i) The excess of the purchase consideration over the fair value of net identifiable assets acquired was recorded as goodwill in a total amount of US$6,550, primarily attributable to the significant synergies expected to arise from the acquisition, including the integration with NeWurth’s South African and other countries presence with the Group’s existing payment infrastructure. Goodwill will not be deductible for tax purposes.

The allocation of the purchase price for this acquisition has been prepared on a preliminary basis and changes to the allocation to certain assets and liabilities may occur as additional information becomes available throughout the measurement period, which according to IFRS 03, paragraph 45, will not exceed 12 months from the acquisition date.

c) Cash flow from acquisition

Description	February 27, 2026
Cash and cash equivalents acquired (Mint Code)	791
Cash consideration paid	—
Net cash inflow from acquisition	791
No cash was transferred to NeWurth as consideration, once the total consideration was paid through the credit facility agreements previously provided. The cash and cash equivalents acquired relate exclusively to the balance held by Mint Code Solutions S.A., Cameroon at the acquisition date.
d) Contribution to Group results
From the acquisition date February 27, 2026 to March 31, 2026 and for three-months period ended on March 31, 2026, the acquired NeWurth business contributed revenue and gross profit was not material.
e) Acquisition-related costs
Acquisition-related costs of US$326 have been recognized in other operating expenses in the condensed consolidated statement of profit or loss for the three months ended 31 March 2026 (US$2.320 acquisition-related costs in 2025). These costs are presented within operating cash flows in the condensed consolidated statement of cash flows.

29